                                                 ------------------------------
                                                          OMB APPROVAL
                                                 -------------------------------
                                                   OMB Number: 3235-0145
                                                 -------------------------------
                                                   Expires:  December 31, 2005
                                                 -------------------------------
                                                   Estimated average burden
                                                   hours per response....11
                                                 -------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                               Edgar Online, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    279765101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               September 10, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 024061 10 3          13G                            Page 2 of 6 Pages
--------------------------------------------------------------------------------

1.  Name of Reporting Person:  Bowne & Co., Inc. Pension Plan
    I.R.S. Identification Nos. of above persons (entities only):  13-2613955
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group                     (a)[ ]
    Not applicable.                                                      (b)[ ]
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Citizenship or Place of Organization:  USA
--------------------------------------------------------------------------------

     NUMBER OF              5.     Sole Voting Power:  1,000,000
      SHARES                ----------------------------------------------------
    BENEFICIALLY            6.     Shared Voting Power:  0
      OWNED BY              ----------------------------------------------------
        EACH                7.     Sole Dispositive Power:  1,000,000
      REPORTING             ----------------------------------------------------
     PERSON WITH            8.     Shared Dispositive Power:  0

--------------------------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,000,000
--------------------------------------------------------------------------------

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9):  5.88%
--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions):  EP
--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Edgar Online, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  50 Washington Street, Norwalk, CT 06854

Item 2(a).        Name of Person Filing:

                  Bowne & Co., Inc. Pension Plan

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  345 Hudson Street, New York, New York 10014

Item 2(c).        Citizenship:

                  USA

Item 2(d).        Title of Class of Securities:

                  Common Stock, no par value

Item 2(e).        CUSIP Number:

                  279765101

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a)       |_|   Broker or dealer registered under Section 15 of the
                        Exchange Act.
        (b)       |_|   Bank as defined in section 3(a)(6) of the Exchange Act.
        (c)       |_|   Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act.
        (d)       |_|   Investment company registered under Section 8 of the
                        Investment Company Act.
        (e)       |_|   An investment adviser in accordance with Rule 13d-1(b)
                        (1)(ii)(E);
        (f)       |_|   An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F);

        (g)       |_|   A parent holding company or control person in
                        accordance with Rule 13d-1(b)(1)(ii)(G);
        (h)       |_|   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;
        (i)       |_|   A church plan that is excluded from the definition of
                        an investment company under Section 3(c)(14) of the
                        Investment Company Act;
        (j)       |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J);


Item 4.           Ownership.

         (a) Amount beneficially owned:

         Bowne & Co., Inc. Pension Plan beneficially owns 1,000,000 shares of Common Stock.

         (b) Percent of class:

         Bowne & Co., Inc. Pension Plan beneficially owns 5.88% of the shares of Common Stock outstanding.

         (c) Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote:

                  1,000,000

             (ii) Shared power to vote or to direct the vote:

                  0

            (iii) Sole power to dispose or to direct the disposition of:

                  1,000,000

             (iv) Shared power to dispose or to direct the disposition of:

                  0

Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
                  The securities were received as a contribution from Bowne & Co., Inc. on September 10, 2003. Bowne & Co., Inc. acquired the securities prior to the issur's initial public offering of securities registered under the Act.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BOWNE & CO., INC. PENSION PLAN

                                    By: Bowne & Co., Inc. Investment Committee

                                    By: /s/    C. Cody Colquitt
                                        --------------------------------------
                                        Name:  C. Cody Colquitt
                                        Title: Member of the Bowne & Co., Inc.
                                               Investment Committee, and Senior
                                               Vice President and Chief
                                               Financial Officer of Bowne & Co.,
                                               Inc.

                                        Dated:  September 12, 2003